UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[ X ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the fiscal year ended June 30, 2018

OR

 [   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the transition period from _____________ to ______________

Commission file number  000-20969

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

HIBBETT SPORTS, INC.
2015 EMPLOYEE STOCK PURCHASE PLAN

B.	Name of issuer of security held pursuant to the Plan and the address of its principal executive office:

Hibbett Sports, Inc.
2700 Milan Court
Birmingham, Alabama 35211

INDEX

Page

Report of Independent Registered Public Accounting Firm	3

Financial Statements

Statements of Net Assets Available for Benefits as of June 30, 2018 and 2017	4

Statements of Changes in Net Assets Available for Benefits for the Years	4
Ended June 30, 2018, 2017 and 2016

Notes to Financial Statements	5

Exhibits	7

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	September 25, 2018	By:	/s/ Scott J. Bowman
Scott J. Bowman
Senior Vice President and Chief
Financial Officer

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator
Hibbett Sports, Inc. 2015 Employee Stock Purchase Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Hibbett Sports, Inc. 2015 Employee Stock Purchase Plan (the Plan) as of June 30, 2018 and 2017, the related statements of changes in net assets available for benefits for the years ended June 30, 2018, 2017 and 2016, and the related notes (collectively, the financial statements).  In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2018 and 2017, and the changes in net assets available for benefits for the years ended June 30, 2018, 2017 and 2016, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.  Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Plan's auditor since 2015.

Birmingham, Alabama
September 25, 2018

HIBBETT SPORTS, INC.
2015 EMPLOYEE STOCK PURCHASE PLAN
Statements of Net Assets Available for Benefits
June 30, 2018 and 2017

	2018	2017
Assets
Receivable from Hibbett Sports, Inc.	$1,894	$8,674

Liabilities
Amounts due to plan participants	352	7,274

Net assets available for benefits	$1,542	$1,400

          See accompanying notes to financial statements.

HIBBETT SPORTS, INC.
2015 EMPLOYEE STOCK PURCHASE PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended June 30, 2018, 2017 and 2016

	2018	2017	2016

Net assets, beginning of year	$1,400	$2,167	$--

Additions
Transfer of carryforward contributions	--	--	2,771
Employee contributions	408,561	445,036	432,533
Total Additions	408,561	445,036	435,304

Deductions
Purchase of Hibbett Sports, Inc. common stock distributed to Plan participants	381,258	420,689	419,981
Cash withdrawals	26,809	17,840	10,154
Amounts due to Plan participants	352	7,274	3,002
Total Deductions	408,419	445,803	433,137

Net assets, end of year	$1,542	$1,400	$2,167

See accompanying notes to financial statements.

HIBBETT SPORTS, INC.
2015 EMPLOYEE STOCK PURCHASE PLAN
Notes to Financial Statements
June 30, 2018, 2017 and 2016

1.	DESCRIPTION OF PLAN

The following description of the Hibbett Sports, Inc. 2015 Employee Stock Purchase Plan (Plan) is provided for general information only.  Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

The Plan provides eligible employees of Hibbett Sports, Inc. and its subsidiaries (the Company) an opportunity to purchase shares of common stock of the Company.  The Plan is administered by the Company and is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986, as amended, and is therefore not subject to federal and state income taxes.  The Plan is not subject to the Employee Retirement Income Security Act of 1974, as amended.

Participants in the Plan may purchase shares of the Company's common stock through payroll deductions during the plan year.  Payroll deductions may be from a minimum of 1% up to a maximum of 10% of the participant's eligible pay each period.  On the first day of each calendar quarter, a participant is deemed to have been granted an option to purchase a maximum number of shares of common stock of the Company as defined in the Plan.

The Company establishes a withholding account for each participant and all payroll deductions made for a participant are credited to his or her account under the Plan.  Amounts are held in these accounts and, on a quarterly basis, the options are exercised at a price equal to the lower of 85% of the closing price of the Company's common stock on the first day of the calendar quarter or 85% of the closing price of the Company's common stock on the last day of the calendar quarter.  Participation in the Plan shall automatically cease upon termination of a participant's employment whether by retirement, death or otherwise.

2.	PARTICIPANT AND PLAN TERMINATIONS

Although it has not expressed any intent to do so, the Company has the right under the Plan to alter, suspend, amend or terminate the Plan.  In the event of plan termination, the participant's rights to acquire common stock continues until the end of the then current option period, at which time the balance of a participant's withholding account would be returned to the participant and no further contributions would be accepted.  Subject to the right of the Board of Directors to terminate the Plan prior thereto, the Plan will terminate and there will be no further offerings upon the earlier of:  (1) the issuance of 300,000 shares of common stock reserved for employee purchase as defined in the Plan Agreement, or (2) June 30, 2025.  As of June 30, 2018, the Plan had issued 57,536 shares of common stock to participants of the Plan, which included Plan obligations to purchase 5,777 shares of the Company's common stock (See Note 5).

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

Use of Estimates – In preparing the financial statements in conformity with U.S. GAAP, the Plan's management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period.  Actual results could differ significantly from those estimates.

Employee Contributions – Participant contributions are recorded in the period in which funds are withheld from participants' compensation.

Purchase of Common Stock Distributed to Plan Participants – Contributions used for stock purchases on behalf of participants are recorded in the period the purchase relates to.

4.	RECENT ACCOUNTING PRONOUNCEMENTS

The Plan's management continuously monitors and reviews all current accounting pronouncements and standards from the Financial Accounting Standards Board (FASB) and other authoritative sources of U.S. GAAP for applicability to the Plan's operations.  As of June 30, 2018, there were no new pronouncements, interpretations or staff positions that had or were expected to have, including those not yet adopted, a significant impact on the financial statements of the Plan.

5.	PLAN OBLIGATIONS

As of June 30, 2018, 2017 and 2016, the Plan was obligated to purchase 5,777, 5,281 and 3,017 shares of the Company's common stock for participants of the Plan, respectively.  The fair value of the Company's common stock on June 30, 2018 and April 1, 2018, was $22.90 and $23.95 per share, respectively.  The fair value of the Company's common stock on June 30, 2017 and April 1, 2017, was $37.30 and $29.50 per share, respectively.  The fair value of the Company's common stock on June 30, 2016 and April 1, 2016, was $34.79 and $35.40 per share, respectively.  Fair value is equal to the closing market price of the Company's common stock on the first and last day of each calendar quarter.  All common stock acquired in connection with the Plan is distributed directly to participants as soon as administratively feasible after the close of each calendar quarter.

6.	INCOME AND EXPENSES

All expenses of the Plan are paid by the Company on behalf of the Plan.  The Company is not required to, and does not, pay interest on amounts held in withholding accounts for participants of the Plan.  Participants are not taxed upon receipt or exercise of options.  Participants are taxed upon disposition of shares purchased under the Plan.

7.	TAX STATUS

The Plan administrator has determined that the Plan, as adopted or amended, is designed in accordance with Section 423 of the Internal Revenue Code (IRC).  The Plan administrator believes that the Plan is operated in compliance with the applicable provisions of Section 423 of the IRC and the Plan Agreement.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS.  The Plan administrator has determined that there are no uncertain tax positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

INDEX TO EXHIBITS

Exhibit Number

4.1
Hibbett Sports, Inc. 2015 Employee Stock Purchase Plan (incorporated by reference to exhibit filed in the Company's Registration Statement on Form S-8 (Registration No. 333-204896), filed with the Securities and Exchange Commission June 12, 2015).

23.1*	Consent of Independent Registered Public Accounting Firm

*  Filed herewith